Exhibit 99.1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

AUG 1 1 2022

ENTERED

No. S225394
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GOLD STANDARD VENTURES CORP. AND ORLA MINING LTD.

GOLD STANDARD VENTURES CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE THE HONOURABLE JUSTICE	)	11/Aug/2022
	)	
MATTHEWS	)	

ON THE APPLICATION of the Petitioner, Gold Standard Ventures Corp. ("**GSV**"), coming on for hearing by MS Teams at 800 Smithe Street, Vancouver, British Columbia on August 11, 2022, AND UPON HEARING Alexandra Luchenko, counsel to GSV, and no one appearing on behalf of the holders of common shares of GSV, the holders of stock options of GSV, and the holders of restricted share units of GSV (collectively, the "**GSV Securityholders**") though duly served; AND UPON READING the Petition herein, the Order Made After Application of Master Hughes made July 6, 2022, the Affidavit #1 of Jordan Neeser sworn on July 4, 2022, and the Affidavit #2 of Jordan Neeser sworn on August 9, 2022, and filed herein; AND UPON BEING ADVISED that it is the intention of Orla Mining Ltd. ("**Orla**") to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the "**1933 Act**") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Orla issued under the proposed Plan of Arrangement (as defined below) based on the Court's approval of the substantive and procedural fairness and reasonableness of the Arrangement (as defined below) to the affected GSV Securityholders;

51330168.2

- 2 -

THIS COURT ORDERS AND DECLARES THAT:

1. Pursuant to the provisions of Section 291(4) of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**"), the arrangement (the "**Arrangement**") as provided for in the Plan of Arrangement attached hereto as **Schedule "A"** (the "**Plan of Arrangement**"), including the terms and conditions of such Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities or cash consideration in the exchanges provided for in the Plan of Arrangement and the Court understands that this Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the 1933 Act, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Orla pursuant to the Plan of Arrangement .

2. The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of Sections 291(4)(a) and 295 of the BCBCA.

3. The Arrangement shall be implemented in the manner and sequence set forth in the Plan of Arrangement, and pursuant to Sections 291, 292 and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time, as defined in the Plan of Arrangement.

4. The Arrangement as set forth in the Plan of Arrangement shall be binding on GSV and the GSV Securityholders, upon the taking effect of the Arrangement pursuant to Section 297 of the BCBCA.

5. The Petitioner and Orla shall be entitled to seek direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Alexandra Luchenko
[x] lawyer for the Petitioner

BY THE COURT

REGISTRAR

51330168.2

SCHEDULE “A”

Final

SCHEDULE a
TO THE ARRANGEMENT AGREEMENT

Plan of Arrangement

Under DIVISION 5 OF PART 9 OF THE

Business Corporations Act (BRITISH COLUMBIA)

ARTICLE One
DEFINITIONS AND INTERPRETATION

Section 1.01          Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“affiliate” has the meaning ascribed thereto under the Securities Act (British Columbia);

(b)	“Arrangement” means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

(c)	“Arrangement Agreement” means the arrangement agreement dated as of June 12, 2022 between the Purchaser and the Company, together with the disclosure letter delivered by the Company in connection with the Arrangement Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(d)	“Arrangement Resolution” means the special resolution to be considered and, if thought fit, passed by the Company Securityholders at the Company Meeting to approve the Arrangement;

(e)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(f)	“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed;

(g)	“Company” means Gold Standard Ventures Corp., a corporation incorporated under the provincial laws of British Columbia;

(h)	“Company Meeting” means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(i)	“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

(j)	“Company Option Plan” means the amended and restated stock option plan of the Company, which was last approved by the Company’s board of directors on June 24, 2020 and most recently approved by the Company’s shareholders on June 24, 2020;

(k)	“Company Optionholder” means a holder of one or more Company Options;

(l)	“Company Options” means options to acquire Company Shares granted pursuant to or otherwise subject to the Company Option Plan or a predecessor thereto;

(m)	“Company Rights Plan” means the shareholder rights plan agreement dated effective September 12, 2017, as last approved by Company Shareholders on June 24, 2020, between the Company and Computershare Trust Company of Canada;

(n)	“Company RSU Holder” means a holder of one or more Company RSUs;

(o)	“Company RSU Plan” means the amended and restated restricted share unit plan, which was last approved by the Company’s board of directors on June 24, 2020 and most recently approved by shareholders of the Company on June 24, 2020;

(p)	“Company RSUs” means restricted share units granted pursuant to or otherwise subject to the Company RSU Plan;

(q)	“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the Company RSU Holders;

(r)	“Company Shareholder” means a holder of one or more Company Shares;

(s)	“Company Shares” means the common shares without par value in the capital of the Company;

(t)	“Consideration” means the consideration to be received by each Company Shareholder (other than a Dissenting Company Shareholder) pursuant to the Plan of Arrangement in consideration for Company Shares held by each Company Shareholder consisting of 0.1193 of a Purchaser Share and $0.0001 in cash for each Company Share;

(u)	“Court” means the Supreme Court of British Columbia, or other court as applicable;

(v)	“Depositary” means Computershare Trust Company of Canada or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

(w)	“Dissent Rights” shall have the meaning ascribed to such term in Section 4.01 hereof;

(x)	“Dissenting Company Shareholder” means a registered Company Shareholder who (i) has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Plan of Arrangement and (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(y)	“Effective Date” means the date designated by the Purchaser and the Company by notice in writing as the effective date of the Arrangement, after all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived (excluding conditions that by their terms cannot be satisfied until the Effective Date) and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the parties thereto, acting reasonably, and in the absence of such agreement, three (3) Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date);

(z)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing;

(aa)	“Eligible Holder” means a Company Shareholder immediately prior to the Effective Time (other than a Dissenting Company Shareholder but including, for greater certainty, Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b)) who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds Company Shares as capital property and who is not exempt from tax under Part 1 of the Tax Act, or (b) not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose Company Shares constitute “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

(bb)	“Exchange Ratio” means 0.1193;

(cc)	“Final Order” means the order of the Court approving the Arrangement pursuant to Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal (provided that any such amendment, modification or variation is acceptable to both the Company and the Purchaser, each acting reasonably);

(dd)	“Former Company Shareholders” means the Company Shareholders immediately prior to the Effective Time (including, for greater certainty, Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b));

(ee)	“Governmental Authority” means (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX and NYSE American;

(ff)	“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA following the application as contemplated by the Arrangement Agreement and after being informed of the intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably)

(gg)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Company Shareholders and Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(b) providing for the delivery of Company Shares to the Depositary;

(hh)	“Lien” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(ii)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.9 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court;

(jj)	“Purchaser” means Orla Mining Ltd., a corporation incorporated under the laws of Canada;

(kk)	“Purchaser Shares” means the common shares in the capital of the Purchaser;

(ll)	“Registrar” means the registrar appointed pursuant to Section 400 of the BCBCA;

(mm)	“Replacement Option” shall have the meaning ascribed thereto in Section 3.01(e);

(nn)	“Replacement Option In-The-Money Amount” means in respect of a Replacement Option the amount, if any, by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

(oo)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

(pp)	“Tax Act” means the Income Tax Act (Canada).

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02           Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03           Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04           Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05           Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06           Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07           Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE Two
ARRANGEMENT AGREEMENT AND BINDING EFFECT

Section 2.01           Arrangement Agreement

This Plan of Arrangement is made pursuant to, and subject to the provisions of, the Arrangement Agreement.

Section 2.02           Binding Effect

As of and from the Effective Time, this Plan of Arrangement will become effective and shall be binding upon the Purchaser, the Company, all registered and beneficial Company Securityholders, including the Dissenting Company Shareholders, the registrar and transfer agent of the Company, the Depositary and all other persons at and after the Effective Time, without any further act or formality required on the part of any person.

ARTICLE Three
ARRANGEMENT

Section 3.01           Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a)	the rights issued under the Company Rights Plan shall be, and shall be deemed to be cancelled, without any payment or other consideration to the Company Shareholders, and the Company Rights Plan shall be terminated and cease to have any further force or effect;

(b)	each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, notwithstanding the terms of the Company RSU Plan, shall and shall be deemed to unconditionally vest to the fullest extent (which, for greater certainty, shall include the full vesting of Company RSUs subject to performance criteria on the basis that all performance criteria associated therewith had been achieved), and shall be settled by the Company at the Effective Time in exchange for Company Shares valued in accordance with the terms of the Company RSU Plan less applicable withholdings pursuant to Section 5.04, such Company Shares shall be transferred at the Effective Time for the Consideration pursuant to Section 3.01(d) hereof, and each Company RSU Holder shall be entered in the register of the Company Shareholders maintained by or on behalf of Company as the holder of such Company Shares provided that no share certificates shall be issued with respect to such Company Shares, and each such Company RSU shall be immediately cancelled and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as holders of Company RSUs. Such holders’ names shall be removed from the register of Company RSUs maintained by or on behalf of the Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(c)	each Company Share held by a Dissenting Company Shareholder in respect of which Dissent Rights have been validly exercised shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to the Purchaser for the amount therefor determined under Article 4 hereof, and: (i) the name of such Dissenting Company Shareholder shall be removed from the register of the Company Shareholders maintained by or on behalf of Company and each such Company Share shall be cancelled and cease to be outstanding; (ii) such Dissenting Company Shareholder shall cease to be the holder of each such Company Share or to have any rights as a Company Shareholder other than the right to be paid the fair value for each such Company Share as set out in Article 4; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company as the holder of such Company Shares;

(d)	each Company Share, including Company Shares issued pursuant to Section 3.01(b), (other than any Company Share held by a Dissenting Company Shareholder who has validly exercised their Dissent Right) shall be, and shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to the Purchaser and, in consideration therefor, the Purchaser shall issue and pay the Consideration for each Company Share, subject to Section 3.03 and Article 5, and: (i) the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares, other than the right to be issued and paid the Consideration by the Purchaser in accordance with this Plan of Arrangement; (ii) such holders’ names shall be removed from the register of the Company Shareholders maintained by or on behalf of Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company as the holder of such Company Shares;

(e)	each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to the Purchaser in exchange for an option (each a “Replacement Option”) to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio, multiplied by (B) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (M) the exercise price per Company Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio. The Replacement Options held by or on behalf of an individual that will be continuing as a director, officer, employee or consultant of the Purchaser shall be exercisable until the original expiry date of such Company Option, and the Replacement Options held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of the Purchaser following the Effective Time, shall be exercisable until the earlier of: (Y) the date that is 24 months following the Effective Date; and (Z) the original expiry date of such Company Option. Except as set out above, all other terms and conditions of the Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the Company Option so exchanged, and shall be governed by the terms of the Company Option Plan (or the predecessor thereto, as applicable), and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option.

The exchanges, transfers and cancellations provided for in this Section 3.01 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

Section 3.02           Purchaser Shares

All Purchaser Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

Section 3.03           Fractional Shares/Rounding of Cash Consideration

No fractional Purchaser Shares shall be issued to Former Company Shareholders. The number of Purchaser Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Purchaser Share in the event that a Former Company Shareholder is entitled to a fractional share and no person will be entitled to any compensation in respect of a fractional share.

If the aggregate cash amount a Former Company Shareholder is entitled to receive pursuant to Section 3.01 would otherwise include a fraction of $0.01, then the aggregate cash amount such Company Shareholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

ARTICLE Four
DISSENT RIGHTS

Section 4.01           Dissent Rights

Registered Company Shareholders as of the record date for the Company Meeting may exercise rights of dissent (“Dissent Rights”) in respect of all Company Shares held by such holder as a registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution contemplated by Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.01, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all Liens, as provided in Section 3.01(c) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for their Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.01(c)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares and (iv) shall be deemed to have transferred and assigned their Company Shares (free and clear of all Liens) to the Purchaser in accordance with Section 3.01(c); or

(b)	ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.01(d) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised. For greater certainty, in no case shall the Purchaser, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.01(c), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.01(c) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Options or Company RSUs; (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iii) any beneficial Company Shareholder.

ARTICLE Five
DELIVERY OF CONSIDERATION

Section 5.01           Delivery of Consideration

(a)	Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall pay and deliver or cause to be paid and delivered to the Depositary, for the benefit of applicable holders of Company Shares (including Company RSU Holders whose Company RSUs are settled for Company Shares in accordance with Section 3.01(b)), sufficient Purchaser Shares and cash to satisfy the aggregate Consideration payable and deliverable to the Company Shareholders (including Company RSU Holders whose Company RSUs are settled for Company Shares in accordance with Section 3.01(b)) in accordance with Section 3.01(d), which Purchaser Shares and cash shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of this Article 5.

(b)	Upon surrender to the Depositary of a certificate or direct registration (“DRS”) advice-statements that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Consideration in accordance with Section 3.01 hereof, together with a duly completed Letter of Transmittal and additional documents and instruments (including, without limitation, and to the extent applicable to any particular holder, U.S. federal income tax forms) as the Depositary may reasonably require and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the terms of such certificate, the BCBCA, the Securities Transfer Act (British Columbia) and the articles and notice of articles of Company, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver and pay to such holder following the Effective Time, cash and certificates or DRS advice-statements representing the Consideration that such holder is entitled to receive in accordance with Section 3.01 hereof less applicable withholdings pursuant to Section 5.04, and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, holders of Company RSUs who received Company Shares pursuant to Section 3.01(b) shall not receive certificates representing such Company Shares and, accordingly, shall not be required to deliver any such certificates.

(c)	An Eligible Holder whose Company Shares are transferred for consideration pursuant section 3.01(d) hereof and receives the Consideration shall be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by the Purchaser, within 90 days after the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such joint elections. The Purchaser shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither the Company, the Purchaser nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, The Purchaser or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date but will have no obligation to do so.

(d)	Upon receipt of the Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Purchaser will deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with the Purchaser in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Company Shares to Purchaser.

(e)	After the Effective Time and until surrendered as contemplated by Section 5.01(b) hereof, each certificate or DRS advice-statement that immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares held by Dissenting Company Shareholders) following completion of the transactions described in Section 3.01, shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate or DRS advice-statement is entitled to receive in accordance with Section 3.01 hereof less applicable withholdings pursuant to Section 5.04.

(f)	After the Effective Time, each certificate formerly representing Company Options will be deemed to represent Replacement Options as provided in Section 3.01(e), provided that upon any transfer of such certificate formerly representing Company Options after the Effective Time, the Purchaser shall issue a new certificate representing the relevant Replacement Options and such certificate formerly representing Company Options shall be deemed to be cancelled.

Section 5.02           Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.01(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate the Consideration payable and deliverable in accordance with such holder’s duly completed and executed Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such Consideration is to be paid and delivered shall as a condition precedent to the payment and delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.03           Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Purchaser Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Purchaser Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Purchaser Shares.

Section 5.04           Withholding Rights

The Company, the Purchaser, the Depositary and any other person, as applicable, will be entitled to deduct or withhold or direct any other person to deduct and withhold on their behalf, from any consideration otherwise payable, issuable or otherwise deliverable to any Company Securityholder or any other securityholder of the Company under this Plan of Arrangement (including any payment to Dissenting Company Shareholders, holders of Company RSUs and holders of Company Options) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under any provision of the Tax Act, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by the Company, the Purchaser, the Depositary or any other person, as the case may be. For all purposes under this Plan of Arrangement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary or any other person that makes a payment under this Plan of Arrangement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of a person, such portion of Company Shares, Purchaser Shares or other security otherwise deliverable to such person under this Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under this Section 5.04, and shall remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and any amount remaining following the sale, deduction or withholding and remittance shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 5.04.

Section 5.05           Limitation and Proscription

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.01 and Section 5.02 in order for such Former Company Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.01(d), on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (b) any certificate representing Company Shares formerly held by such Former Company Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, nor any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or paid or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 5.06           Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options and Company RSUs issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company RSU Holders, the Company Optionholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options or Company RSUs shall be deemed to have been settled, compromised, released and determined without liability of the Company or Purchaser except as set forth in this Plan of Arrangement.

ARTICLE Six
AMENDMENTS

Section 6.01           Amendments to Plan of Arrangement

(a)	The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Company Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company; and (ii) if required by the Court, it is consented to by the Company Securityholders voting in the manner directed by the Court.

(d)	Notwithstanding the foregoing provisions of this Section 6.01, any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval or communication to the Court or Company Securityholders, provided that it concerns a matter that, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and does not have the effect of reducing the Consideration and is not otherwise adverse to the economic interest of any Company Securityholder.

ARTICLE Seven
FURTHER ASSURANCES

Section 7.01           Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE Eight
US SECURITIES LAW EXEMPTION

Section 8.01           U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Consideration Shares issued under the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (b) Replacement Options to be issued to holders of Company Options in exchange for Company Options outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, whether in the United States, Canada or any other country, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Company Optionholders entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercises of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the U.S. or to a person in the U.S. in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.